FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of November, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___	Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______	No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's press release dated November 14, 2002, announcing details of its debt restructuring plan as filed in Israel.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/Yoav Leibovitch Yoav Leibovitch Chief Financial Officer

Dated: December 19, 2002

Nov 14, 2002

Gilat Finalizes Details of Debt Restructuring Plan
The Company Reaches Agreement With Major Bank and Holders of a Majority of Bonds - Plan Filed in Israel

PETAH TIKVA, Israel, Nov. 14, 2002, Gilat Satellite Networks Ltd. (Nasdaq:GILTF), a worldwide leader in satellite networking technology, today announced that it has reached agreement with its major bank and holders of a majority of bonds on the details of its restructuring plan. The Company, its major banking creditor and bondholders holding a majority of the US $350 million (face value), 4.25 percent Convertible Subordinated Notes due 2005, have agreed on the details of the debt restructuring plan and requested that the Israeli District Court in Tel Aviv convene a meeting of the bondholders and banks to approve the arrangement.
If the Court accepts the application, the Tel-Aviv District Court will convene a meeting to be tentatively scheduled for early January 2003, of the Company's banking creditors and bondholders to vote on the restructuring plan. The Company expects to distribute proxy information to the bondholders during December. The plan as submitted has been approved by the Company's primary lender and holders of a majority of the bonds, but is subject to finalization of definitive agreements with the banks, bondholders and another major vendor. Gilat Chairman and CEO Yoel Gat said, "We have reached an agreement with our banks and a majority of bondholders, thus enabling us to move forward with the procedural closing phase in order to complete our debt restructuring. Closing will mark the end of our restructuring plan and will position the Company on a path of growth, with a significantly improved balance sheet and operating structure."

The plan as submitted to the Court stipulates that bondholders will convert approximately 77% of its debt of $361,974,000, or $278,720,000 into approximately 80% of the outstanding shares post restructuring or $1.38 of debt per share. In addition, the bondholders will receive in exchange for the remaining debt of $83,254,000 a new, 10-year convertible bond, with a 4% annual interest rate and a voluntary conversion price of $0.87 per share. The interest payments will be deferred in 2003 and 2004, after which time the interest payments commence semi-annually in 2005. Principle repayment of the bonds will begin in 2010 and 2011 with $5 million each year, and principal balance due in 2012. The Company will have the right to force conversion under certain conditions.

The plan calls for the Company's lead banker, Bank Hapoalim, to convert $25,500,000 of its existing bank debt to new equity equal to approximately 7.31% of the outstanding equity post restructuring and $5,100,000 into new convertible bonds. The Bank is also a bondholder and its expecting holdings post-structuring will be 14.1%. The Bank has also agreed that the remaining debt of $71,400,000 will be under the following terms: Interest - Libor plus 2.5%, payable semi-annually; 10 year term with 2 year grace period on principal, partial grace period in 2005 and 7 remaining years of full payment. The plan contemplates that the other banks will amend their loans under substantially the same terms.

"The bondholder representatives and banks have made an exceptional effort to conclude an arrangement that will shrink the Company's debt to a manageable size and enable future growth," said Yoel Gat. "We will make every effort to make Gilat successful and reward their confidence and cooperation with real value in the near future."

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL. Skystar Advantage®, Skystar 360(TM), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at http://www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tim Perrott
VP, Investor Relations (USA)
Tel: +703-848-1515
tim.perrott@spacenet.com